FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 15, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Royal Bank of Scotland Group - Update on Retail & Commercial business in China
The Royal Bank of Scotland Group plc (RBS) announces that it has entered into an agreement with DBS Group Holdings (DBS) to transfer certain staff and customers of its Retail and Commercial business in China (R&C business) to DBS. This transfer marks further progress in the execution of the asset reduction element of RBS's strategic plan announced in February 2009.

RBS remains strongly committed to the long term development of its business in China, through its Global Banking Markets (GBM) and Global Transaction Services (GTS) businesses. It has built multiple banking and non-banking business platforms in the country, enhancing its ability to provide comprehensive wholesale banking products and services to its clients in China. These include strategic joint ventures with Suzhou Trust and with Galaxy Futures. RBS also recently received preliminary approval for setting up a joint venture with Guolian Securities Co. making it the first UK bank to be granted a securities JV licence in China.

The transfer of Retail and Commercial staff and customers will be subject to their consent and, in the case of customers, the satisfactory completion of required compliance procedures. The customers transferring have deposit accounts or structured deposit contracts with the R&C business: they do not have any loans with the R&C business. The deposit balances (and associated gross assets) of these customers are not material to RBS.

Contacts

Richard O'Connor
Investor Relations
+44 (0) 20 7672 1758

Group Media Centre
Tel: +44 (0) 131 523 4205
END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 December 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary